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                                       SEC FILE NUMBER 033-22128-D
                                                                                                                                              CUSIP NUMBER 65336B 30 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-C

For Period Ended: March 31, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

Full Name of Registrant                           Nexia Holdings, Inc.

Former Name if Applicable                      N/A

Address of Principal Executive Office:      59 West 100 South, Second Floor
                                                               Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s 1st Quarter 10-QSB has been delayed due to the Company’s expansion during the year ended December 31, 2006 and the resulting delay in completing its Form 10-KSB for that period. The Company and its staff are working diligently to complete the reports for the period ended March 31, 2007. Despite these efforts the Company will not be able to complete its Form 10-QSB for the first quarter of 2007 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

  Richard D. Surber  President          (801)575-8073
                               (Name)                       (Title)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ( X ) Yes (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ( X ) Yes (  ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Change in the results of operations: set forth in the attachment hereto comparing estimated financial results for the first quarter of 2007 with the same period in 2006.

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Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2007    By: /s/ Richard Surber .
Name: Richard D. Surber
Title: President

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Estimated results for the first quarter of 2007 compared to the first quarter of 2006.

Revenue

Gross revenues for the three month period ended March 31, 2007, were $748,042 as compared to $325,350 for the same period in 2006. The increase in the three month revenues of $422,692, or 130%, are due to inclusion of sales revenue from the operation of the Landis Salon in the sum of $424,863 an increase of $159,623 or 60% over Landis revenue from the first quarter of 2006 and the inclusion of $267,977 in revenue from the Black Chandelier operations of Gold Fusion Laboratories, Inc. which was acquired subsequent to the first quarter of 2006.

Operating Losses

Nexia recorded operating losses of $1,407,486 for the three month period ended March 31, 2007, compared to losses of $289,466 for the comparable period in the year 2006. The increase in three month operating losses of $1,118,020, or 386%, was the result of the increase in promotional marketing of Nexia stock of $206,625, stock subscriptions receivable expense of $421,707, increase in consulting fees of $132,000, increase in payroll expenses of $97,706 and $289,934 of expenses from Gold Fusion Laboratories, Inc. which was acquired after the first quarter of 2006. The Company had a decrease in legal fees of $13,217. There were also decreases in Wasatch, Kearns and Downtown of $7,833 from a decrease in utilities expenses and building repairs and maintenance expenses.

Net Income

Nexia recorded net losses of $1,228,171 for the three month period ended March 31, 2007, as compared to net losses of $232,948 for the comparable period in 2006. The increase in the three month net losses of $995,223, or 427%, compared to the same period in 2006, reported above, is attributable primarily to the operating expenses recognized from the Landis Salon operations, the addition of the Gold Fusion Laboratories, Inc. operations and other expenses described in “Operating Losses” paragraph above.

Nexia may not operate at a profit through fiscal 2007. Since Nexia's activities are tied to its ability to operate its retail operations and real estate properties at a profit, future profitability or its revenue growth tends to follow changes in the markets for these activities. There can be no guarantee that profitability or revenue growth can be realized in the future.

Expenses

General and administrative expenses for the three month period ended March 31, 2007, were $1,455,923 compared to $340,822 for the same period in 2006. The increase in three month expenses of $1,115,101, or 327%, was due primarily to an increase in Landis expenses of $109,285, the addition of Gold Fusion Laboratories, Inc. $230,389, increase in marketing stock expense $206,625, expense for option shares issued $421,707, increase in payroll expense of $97,706 and an increase in audit fees of $17,479.

Depreciation and amortization expenses for the three months ended March 31, 2007, were $51,902 compared to $43,766 for same period in 2006. The increase in the three month expense of $8,136, or 19%, was attributable primarily to the addition of Gold Fusion Laboratories, Inc. acquired in September of 2006.

Capital Resources and Liquidity

On March 31, 2007, Nexia had current assets of $633,939 and $4,329,391 in total assets compared to current assets of $1,022,549 and total assets of $4,734,635 as of December 31, 2006. Nexia had net working capital deficit of $1,332,360 at March 31, 2007, as compared to a net working capital deficit of $990,123 at December 31, 2006. The increase in working capital deficit of $342,237 is due primarily to the reduced fair market value of marketable securities, the sell of marketable securities, and increased accounts payable to related parties and accrued liabilities because of a large decrease in cash receipts. There was a decrease in inventory because the Company focused on discounting a large potion old product. Prepaid expenses decreased when the Company’s prepaid consulting agreement was completed in the first quarter of 2007.

Cash used by operating activities was $107,325 for the three months ended March 31, 2007, compared to cash used by operating activities of $127,468 for the comparable three month period in 2006. The decrease in cash used of $20,143 was attributable to the expense of selling marketable securities, option shares issued for services, the reduction of prepaid expenses and accrued liabilities.

Net cash used in investing activities was $60,096 for the three months ended March 31, 2007, compared to net cash provided by investing activities of $9,406 for the three months ended March 31, 2006. The increase of cash used in the sum of $69,502 was attributable primarily to the purchase of marketable securities and fixed assets.

Cash provided by financing activities was $209,930 for the three months ended March 31, 2007, compared to cash used of $2,989 for the three months ended March 31, 2006. The increase of $212,919 was due primarily to the issuance of stock options for services and accounts payable to cover payroll and operating liabilities.

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